Exhibit 4.3

FORM OF

[FIRST AMENDMENT TO THE] CHANGE IN CONTROL AGREEMENT

[This First Amendment to the Change in Control Agreement (the “Amendment”)] / [This Change in Control Agreement (the “Agreement”)] is made as of ___, 2022, by and between [EXECUTIVE NAME] (the “Executive”) and [INSERT] (the “Company”).

RECITALS

A.	[The Company and Executive are parties to that certain Change in Control Agreement dated [•••] (the “Agreement”). desire to enter into this Agreement effective as of [INSERT], 2022.]

B.	In compliance with the decision of the board of directors of Cellectis S.A., dated September 15, 2022, the parties agree to [amend and restate in its entirety the Agreement with] the following:

1. Benefits Upon an Involuntary Termination Following a Change in Control. If a Change in Control (as defined in Section 4(e) below) occurs during the term of this Agreement, and an Involuntary Termination of Executive’s employment occurs on or after the date of such Change in Control but before the date that is twenty-four (24) months following such Change in Control (the “Change in Control Protection Period”), then:

(a) Compensation. On the sixtieth (60th) day following the Termination Date (as defined in Section 4(d) below), the Company shall pay Executive a lump sum payment equal to the Compensation.

(b) Medical Insurance. If the Executive is eligible for, and timely elects to continue receiving group medical and/or dental insurance under the continuation coverage rules known as COBRA (or similar), the Company will continue to pay the share of the premium for such coverage that it pays for active and similarly-situated employees who receive the same type of coverage (single, family, or other) until the earlier of (i) the end of the 12th month after the Termination Date , or (ii) the date the covered individual’s COBRA continuation coverage expires, unless, as a result of a change in legal requirements, the Company’s provision of payments for COBRA will violate the nondiscriminitration requirements of applicable laws, in which case this benefit will not apply.

2. Equity Treatment Upon a Change in Control. Subject to any contrary provisions set forth in the Company’s Stock Options Plans and Free Shares Plans, and to the extent permitted by, the applicable shareholders’ authorization, equity plan, and award letters:

(a) the right for the Executive to exercise any outstanding options to purchase ordinary shares of the Company will be accelerated so that the Executive may exercise all, or any portion, of them with effect immediately prior to the completion of the Change in Control (i.e., on the date of the Change in Control) until such date as set forth in the applicable Plan or award letter; and;

(b) the vesting of the free shares of the Company held by the Executive will be accelerated so that the Executive will receive the full benefit of all of the shares underlying any unvested free shares with effect upon the later of (a) immediately prior to the Change in Control (i.e., on the date of the Change in Control) and (b) the second anniversary of the grant date of the relevant free shares (in accordance with mandatory French law).

3. Limitations. No Change in Control benefits as described in Sections 1 and 2 of this Agreement will apply if the Change in Control or Involuntary Termination, as applicable, occurs after the Executive has (i) given notice of Voluntary Resignation or (ii) been given notice of termination for Cause by the Company, unless that notice of termination for Cause is subsequently withdrawn (in writing) by the Company and Executive’s employment does not terminate as a result of such notice of termination for Cause.

4. Definition of Terms. The following terms referred to in this Agreement shall have the following meanings:

(a) Cause. “Cause” shall mean gross misconduct (faute lourde) within the meaning of French labour law.

(b) Compensation. “Compensation” shall mean :

(i) 24 months of the Executive’s gross fixed salary in effect on the month preceding the Termination Date, and

(ii) the amount corresponding to [1.5][2]1 times the annual performance bonus which the Executive is entitled for the calendar year of the Termination Date.

(c) Involuntary Termination. “Involuntary Termination” shall mean:

(i) a material reduction of the Executive’s duties, responsibilities or cash compensation;

(ii) a relocation of the principal place of employment of the Executive to a place that increases his/her one-way commute by more than 50 miles as compared to his/her inital place of employment; or

(iii) any termination of the Executive’s employment by or at the request of the Company other than for Cause;

subject to the following: (A) None of the foregoing actions shall constitute Involuntary Termination if the Executive has agreed thereto. (B) With respect to an event described in Section 4(c)(i) or (ii), the foregoing actions shall constitute Involuntary Termination only if and to the extent that (x) within 90 days of the occurrence of the events giving rise to an Involuntary Termination, the Executive provides written notice to the Company setting forth in reasonable detail such facts which Executive believes constitute Involuntary Termination, (y) any circumstances constituting Involuntary Termination remain uncured for a period of thirty (30) days following the Company’s receipt of such written notice, and (z) the Termination Date occurs within one hundred and eighty (180) days following the initial existence of the event giving rise to an Involuntary Termination.

(d) Termination Date. “Termination Date” shall mean the last day of any notice period required due to Section 4(c) above, although the Company may pay to the Executive the compensation Executive would have otherwise received during such period in lieu of such notice, in which case the earlier date at which the Company waives notice and pays the Executive in lieu of such notice shall be the Termination Date. All payments under this Agreement will be calculated as of the applicable Termination Date unless otherwise agreed to in writing by the Company.

(e) Change in Control. “Change in Control” shall mean a change in control of Cellectis S.A. and have the meaning as defined in article L. 233-3 of the French Commercial Code.

(f) Voluntary Resignation. “Voluntary Resignation” shall mean Executive’s termination of Executive’s employment at any time, for any reason, by the Executive, other than by reason of Involuntary Termination.

[1]	Included only in the version for André Choulika.

5. Successors.

(a) Company’s Successors. The Company shall require a successor to the Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) or to all or substantially all of the Company’s business and/or assets (each a “Successor Company”) to assume the Company’s obligations under this Agreement and agree expressly to perform such obligations in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term “Company” shall include any Successor Company which executes and delivers the assumption agreement described in this subsection (a) or which becomes bound by the terms of this Agreement by operation of law.

(b) Executive’s Successors. The terms of this Agreement and all rights of the Executive hereunder shall inure to the benefit of, and be enforceable by, the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

6. Notice.

(a) General. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by Federal Express or a comparable air courier company. In the case of the Executive, notices sent by courier shall be addressed to him or her at the home address that Executive most recently communicated to the Company in writing. In the case of the Company, notices sent by courier shall be addressed to: Cellectis, Inc., c/o Cellectis S.A., 8, rue de la Croix Jarry, 75013 Paris, France, Attn: Marie-Bleuenn Terrier, General Counsel of Cellectis S.A., or as otherwise notified to Executive from time to time.

(b) Notice of Termination. Any termination by (i) the Company or (ii) the Executive as a result of any Involuntary Termination, shall in each case be communicated by a notice of termination to the other party hereto given in accordance with Section 6(a) of this Agreement. If given by the Company, such notice shall indicate whether or not the termination is “for Cause.” Such notice shall indicate, if applicable, the specific provision(s) in this Agreement relied upon, shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision(s) so indicated, and shall specify the Termination Date.

7. Excise Tax on Payments. Notwithstanding anything to the contrary contained herein, in the event that any payment by the Company to or for the benefit of the Executive, whether paid or payable, would be subject to the excise tax imposed by Section 4999 of the Code or any comparable federal, state, or local excise tax (such excise tax, together with any interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then the Executive shall receive either the full severance amount or a lesser amount that does not trigger an excise tax, whichever produces a greater after-tax benefit to the Executive, as determined by the Company.

8. Miscellaneous Provisions.

(a) No Duty to Mitigate. The Executive shall not be required to mitigate the amount of any payment contemplated by this Agreement, nor shall any such payment be reduced by any earnings that the Executive may receive from any other source.

(b) Waiver. No provisions of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Executive and by an authorized officer of the Company (other than the Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(c) Whole Agreement; Amendment. This Agreement and the documents expressly referred to herein represent the entire agreement of the parties with respect to the matters set forth herein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto. Any benefit amounts referenced as payable to the Executive pursuant to this Agreement are the sole and exclusive amounts payable to the Executive for the category of benefit addressed by such amounts; provided, however, that this Agreement shall not limit any right of Executive to receive any payments or benefits under an employee benefit or employee compensation plan of the Company, initially adopted prior to or after the date hereof, which are expressly contingent thereunder upon the occurrence of a Change in Control (including, but not limited to, the acceleration of any rights or benefits thereunder). Notwithstanding the foregoing, in no event shall Executive be entitled to any payment or benefit under this Agreement which duplicates a payment or benefit received or receivable by Executive under any severance or similar plan or policy of Company, and in any such case Executive shall only be entitled to receive the greater of the two payments.

(d) Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the state of Delaware, without regard to conflicts of law provisions thereof.

(e) Severability. If any provision of this Agreement is determined to be invalid or unenforceable, the Agreement shall remain in full force and effect as to the remaining provisions, and the parties shall replace the invalid or unenforceable provision with one which reflects the parties’ original intent in agreeing to the invalid/unenforceable one.

(f) No Assignment of Benefits. Except as otherwise provided herein, the rights of any person to payments or benefits under this Agreement shall not be made subject to option or assignment, either by voluntary or involuntary assignment or by operation of law, including (without limitation) bankruptcy, garnishment, attachment or other creditor’s process, and any action in violation of this subsection shall be void.

(g) Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

(h) Section 409A of the Code. Notwithstanding anything herein to the contrary, if at the time of the Executive’s termination of employment with the Company, the Company has determined that the Executive is a “specified employee” as defined in Section 409A of the Code and any severance payments and benefits to Executive are considered a “deferral of compensation” under Section 409A of the Code (the “Deferred Payments”), such Deferred Payments that are otherwise payable within the first six months following the Termination Date will become payable on the first business day of the seventh month following the Executive’s Termination Date, or if earlier the date of the Executive’s death. In the event that payments under this Agreement are deferred pursuant to this Section 8(h), then such payments shall be paid at the time specified in this Section 8(h) without interest. The Company shall consult with the Executive in good faith regarding the implementation of the provisions of this Section 8(h) provided, that neither the Company nor any of its employees or representatives shall have any liability to the Executive with respect thereto. Any amount under this Agreement that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations will not constitute Deferred Payments for purposes of this Agreement. Any amounts scheduled for payment hereunder when they are ordinarily paid out or when they are made to other executive officers, will nonetheless be paid to Executive on or before March 15th of the year following the year when the payment is no longer subject to a substantial risk of forfeiture. For purposes of Section 409A of the Code, the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments, and references herein to the Executive’s termination of employment shall refer to Executive’s “separation of services” with the Company within the meaning of Section 409A of the Code. Notwithstanding anything to the contrary herein, except to the extent any expense, reimbursement or in-kind benefit provided pursuant to this Agreement does not constitute a

“deferral of compensation” within the meaning of Section 409A of the Code: (x) the amount of expenses eligible for reimbursement or in-kind benefits provided to the Executive during any calendar year will not affect the amount of expenses eligible for reimbursement or in-kind benefits provided to the Executive in any other calendar year, (y) the reimbursements for expenses for which the Executive is entitled to be reimbursed shall be made on or before the last day of the calendar year following the calendar year in which the applicable expense is incurred, and (z) the right to payment or reimbursement or in-kind benefits hereunder may not be liquidated or exchanged for any other benefit.

(i) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

(j) Term. This Agreement shall expire on the earlier to occur of (i) December 31, 2025, unless prior to such date, the Company enters an agreement that, upon performance in accordance with its terms would give rise to a Change in Control, in which case this Agreement shall remain in effect in connection with such Change in Control, and (ii) a change in control of Cellectis Inc. within the meaning as defined in article L. 233-3 of the French Commercial Code that is not a Change in Control under this Agreement.

(k) Company Release. As a condition to the Company’s obligations pursuant to this Agreement, the Executive agrees to execute a release of claims against the Company and its affiliates (including, without limitation, Cellectis S.A.) in the form designated by the Company (the “Release”) by the fifty-third (53rd) day following the Executive’s Termination Date. If the Company has not received an irrevocable Release by the sixtieth (60th) day following the Termination Date, the Company shall be under no obligation to make payments or provide benefits under this Agreement. In the event one or more of the provisions of the Release should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of the Release, and the Release shall be construed as if such invalid, illegal or unenforceable provision had never been contained therein.

(l) Whistleblower Laws and Governmental Investigations. Nothing in this Agreement prevents the Executive from providing, without prior notice to the Company, information to governmental authorities regarding possible legal violations or otherwise testifying or participating in any investigation or proceeding by any governmental authorities regarding possible legal violations.

IN WITNESS WHEREOF, the parties have executed this Agreement.

[INSERT]

By:

André Choulika

Chief Executive Officer

By:
[Name of Executive]

DATED:	, 20